Exhibit (h)(56)

MANAGEMENT FEE WAIVER UNDERTAKING

ALLIANCEBERNSTEIN L.P.

1345 Avenue of the Americas

New York, New York 10105

August 23, 2021

AB Cap Fund, Inc. (the “Fund”)

1345 Avenue of the Americas

New York, New York 10105

Dear Sirs:

You are an open-end investment company registered under the Investment Company Act of 1940, as amended (the “Act”). You engage in the business of investing and reinvesting your assets in accordance with applicable limitations. Pursuant to an Advisory Agreement dated as of November 13. 2019, as amended May 7, 2020, November 4, 2020 and August 23, 2021 (the “Amended Management Agreement”), you have employed us to manage the investment and reinvestment of such assets with respect to your series AB Sustainable US Thematic Portfolio (the “Portfolio”). Prior to August 23, 2021, you had employed us to manage the investment and reinvestment of such asset with respect to the Portfolio pursuant to an Advisory Agreement dated as of November 13. 2019, as amended May 7, 2020 and November 4, 2020 (the “Prior Management Agreement”).

We hereby undertake as follows:

1.       We undertake that fees payable under the Amended Management Agreement shall be waived so that the Portfolio, for the term hereof, pays fees at the rate that would have been payable under the Prior Management Agreement (as such fees would have been reduced by an Advisory Fee Waiver Agreement dated June 28, 2017 with respect to the Portfolio) to the extent that such rate is less than the rate payable under the Amended Management Agreement. For purposes of determining the fee payable under the Prior Management Agreement, the performance period shall be as stated in the Prior Management Agreement (the 12-month period beginning on the first business day in the month of January through December 31 of the same year).

2.       This Undertaking shall become effective on the date hereof and remain in effect until December 31, 2021 unless sooner terminated by your Board of Trustees.

3.       Nothing in this Undertaking shall be construed as preventing us from contractually or voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Undertaking during any time period before or after December 31, 2021; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after December 31, 2021 or, except as expressly set forth herein, prior to such date.

4.       This Undertaking shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

5.       We understand that you will rely on this Undertaking in preparing and filing Registration Statements for the Fund on Form N-1A with the Securities and Exchange Commission, in accruing the Portfolio’s expenses for purpose of calculating its net asset per share and for other purposes and expressly permit you to do so.

Very truly yours,

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp
Assistant Secretary

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